Taomee Holdings Limited

16/F, Building No. A-2, No. 1528 Gumei Road, Xuhui District

Shanghai 200233, People’s Republic of China

April 1, 2014

VIA EDGAR

Stephen Krikorian, Accounting Branch Chief

Laura Veator, Staff Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:          Taomee Holdings Limited

Form 20-F for the Fiscal Year Ended December 31, 2012

Filed April 17, 2013

File No. 001-35190

Dear Mr. Krikorian,

This letter sets forth the responses of Taomee Holdings Limited (the “Company”) to the comments contained in the letter dated March 26, 2014 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s annual report on Form 20-F for the year ended December 31, 2012 (the “2012 20-F”).  The Staff’s comments are repeated below and each comment is followed by the response thereto.  Capitalized terms used in the responses set forth below and not otherwise defined herein have the meaning set forth in the 2012 20-F.

Item 8. Financial Information

Consolidated Financial Statements

Notes to the Consolidated Financial Statements

Note 10. Taxation

1.                                      We note you response to prior comment 1 that the impact of the tax holiday on deferred income taxes was less than USD 189 thousand in 2012, which was not considered material. Please tell us why you have not also considered the effect of the adjustment for the prior year tax benefit, relating to the tax holiday granted to Shanghai Shengran, in your disclosure of the aggregate dollar effect of your tax holidays on income tax benefit/expense recognized for the period, and the corresponding impact on earnings per share.

The Company hereby confirms that in future filings the Company will include the aggregate and per share effects of the tax holiday on the Company’s income tax expense for the period, including any amounts resulting from retroactive application of the tax holiday, such as that granted to Shanghai Shengran in 2012.   Accordingly, in response to the Staff’s comment, the Company will amend its tax holiday disclosure in its 2013 Annual Report on Form 20-F, which is expected to be filed during the week of April 7, 2014.

The amended disclosure will be as follows:

The aggregate dollar effect of tax holidays on income tax expense for the period amounted to $2,463,963 and ~~$571,567~~ $2,546,454, and $[•] in 2011, 2012 and 2013, respectively, representing a decrease in basic earnings per share of less than $0.01 and a decrease in diluted earnings per share less than of $0.01 for each of the three years in the period ended December 31, 2013.

***

The Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

***

If you have any additional questions or comments regarding the 2012 20-F, please contact the undersigned at +86 21 6128 0056, or the Company’s U.S. counsel, Karen Yan of Latham & Watkins LLP at +86 21 6101 6018 or karen.yan@lw.com.

Very truly yours,

By:	/s/ Paul Keung
Name: Paul Keung
Title: Chief Financial Officer

cc:        Benson Haibing Wang, Chief Executive Officer

Karen M. Yan, Partner, Latham & Watkins LLP, Shanghai

Charlotte Y. Lu, Partner, Deloitte Touche Tohmatsu Certified Public Accountants LLP